Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GDS Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-214800) on Form S-8 of GDS Holdings Limited of our report dated March 29, 2018, with respect to the consolidated balance sheets of GDS Holdings Limited as of December 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2017, which report appears in the December 31, 2017 annual report on Form 20-F of GDS Holdings Limited.

/s/ KPMG Huazhen LLP

Shanghai, China

March 29, 2018